SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 7)
______________
TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))
______________
ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
(Name of Filing Person (Offeror))
a subsidiary of
SUN PHARMACEUTICAL INDUSTRIES LTD.

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)
______________
Mr. Harin P. Mehta
Director
Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary
+36-42-521-005
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Peter D. Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Aaron M. Lampert Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel (972) 3-623-5000	Clifford M. J. Felig Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel (972) 3-610-3100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**

$194,554,682.50	$7,646.00
*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $7.75, the per share tender offer price, by 25,103,830 shares.
**	Calculated as 0.00393% of the transaction value.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,800.00	Filing Party: Alkaloida Chemical Company Exclusive
Group Ltd.
Form or Registration No.: Schedule TO	Date Filed: June 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 30, 2008, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 (as so amended, the “Schedule TO”) by Alkaloida Chemical Company Exclusive Group Ltd. (“Purchaser”), a Hungarian company and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), an Indian company.  This Schedule TO relates to the offer by Purchaser to purchase all outstanding Ordinary Shares, nominal (par) value NIS 0.0001 per share, of Taro Pharmaceutical Industries Ltd. (the “Company”), an Israeli corporation, at a purchase price of $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 and in the related Letter of Transmittal.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 1.	Summary Term Sheet.

Item 1 of Schedule TO is hereby amended and supplemented as follows:

The responses to the question “What are the most significant conditions of the Offer?” and “What will happen if the conditions to the Offer are not satisfied?” in the “Summary Term Sheet” of the Offer to Purchase are hereby amended by adding, in each case, the following sentence at the end thereof:

“On August 28, 2008, the Company and certain of its directors filed with the Supreme Court of Israel an appeal of the decision on the STO Litigation handed down on August 26, 2008 by the Tel-Aviv District Court and an application for a temporary injunction pending the appeal.  If the temporary injunction is granted, the Litigation Condition will not be satisfied for so long as the temporary injunction remains outstanding. Sun has been ordered to file a response to the request for temporary injunction by August 31, 2008.”

Items 4 and 11. Terms of the Transaction and Additional Information.

Section 14 of the Offer to Purchase entitled “Certain Conditions of the Offer” is hereby amended and supplemented as follows:

The following sentence is hereby added after the last paragraph of Section 14:

“On August 28, 2008, the Company and certain of its directors filed with the Supreme Court of Israel an appeal of the decision on the STO Litigation handed down on August 26, 2008 by the Tel-Aviv District Court and an application for a temporary injunction pending the appeal.  If the temporary injunction is granted, the Litigation Condition will not be satisfied for so long as the temporary injunction remains outstanding. Sun has been ordered to file a response to the request for temporary injunction by August 31, 2008.”

Section 15 of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals” is hereby amended and supplemented as follows:

The following sentence is hereby added after the last paragraph of Section 15(IV) entitled “Relevant Litigation”:

1

“On August 28, 2008, the Company and certain of its directors filed with the Supreme Court of Israel an appeal of the decision on the STO Litigation handed down on August 26, 2008 by the Tel-Aviv District Court and an application for a temporary injunction pending the appeal.  If the temporary injunction is granted, the Litigation Condition will not be satisfied for so long as the temporary injunction remains outstanding. Sun has been ordered to file a response to the request for temporary injunction by August 31, 2008.”

2

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2008

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

By:	/s/ Harin Mehta
	Name:	Mr. Harin Mehta
	Title:	Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2008

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Sudhir V. Valia
	Name:	Mr. Sudhir V. Valia
	Title:	Director